

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Mr. Robert E. Gagnon
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061

> **RE: Clean Harbors, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **Form 8-K**
> **Filed November 7, 2012**
> **File No. 1-34223**

Dear Mr. Gagnon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Remedial Liabilities, page 32

2. Your statements of cash flows appear to indicate that you have had recurring reductions in your environmental liability estimates for each of the three years ended December 31, 2011 as well as the nine months ended September 30, 2012. Please discuss the specific factors that have resulted in continuous reductions in your estimates.

Goodwill, page 32

3. As of December 31, 2011, the fair value of all of your reporting units was determined using an income approach. You utilized only the income approach in the current year as the fair value for all reporting units significantly exceeded the carrying value. As of December 31, 2010, for the Industrial Services and Exploration Services segments, you utilized a weighted average of the income approach and the market approach. Please expand your disclosures to better explain how you determined that only the income approach should be used in certain periods as well as why the market approach would not be used if the fair value of your reporting units significantly exceeded the carrying value under the income approach. In periods when you use multiple methods to value goodwill, please disclose how you weight each of the methods, including the basis for that weighting.

4. Please disclose what your reporting units are based on the guidance provided in ASC 350-20-35-33 through 35-38. If you aggregate reporting units, please tell us how you determined this was appropriate pursuant to ASC 350-20-35-35.

Financial Statements

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 44

5. You operate a recycling facility that recycles refinery waste and spent catalyst. The recycled oil and recycled catalyst are sold to third parties. Please disclose your revenue recognition policy regarding the sales of these products and discuss these amounts separately in MD&A, if material.

Property, Plant and Equipment (Excluding Landfill Assets), page 56

6. In the fourth quarter of 2011, you temporarily idled for approximately 18 months your hazardous waste incinerator in Ville Mercier, Quebec. Please tell us the carrying amount of the assets related to this incinerator as of December 31, 2011 and September 30, 2012. For any long-lived assets or asset groups for which you have determined that undiscounted cash flows are not in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total shareholder's equity, please disclose the following in your critical accounting policies and/or in the notes to your financial statements:
    - The carrying values of the assets;
    - The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;
    - A description of the key assumptions that drive the estimated fair value;
    - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
    - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Landfill Accounting, page 58

7. Please disclose your accounting policy for costs capitalized related to unsuccessful sites, including how you determine when the site is unsuccessful.

Note 7. Closure and Post-Closure Liabilities, page 72

8. In your table of anticipated payments on page 73, you arrive at the total amount of undiscounted closure and post-closure liabilities of $253.7 million, which is then reduced by $218.9 million to arrive at the present value of closure and post-closure liabilities. It appears that of this $218.9 million reduction, $131.5 million is related to the discounting of this liability based on the credit-adjusted risk-free rate. Please expand your disclosures to explain the remaining portion of this $218.9 million reduction.

Note 15. Segment Reporting, page 92

9. Please present amounts related to eliminations or reversal of transactions between reportable segments separately from corporate items. Please also include a separate reconciling item for the elimination of markup on intersegment transactions in a similar manner to the example provided in ASC 280-10-55-49. Refer to ASC 280-10-50-31.

10. Please help us understand why there are negative intersegment revenues presented in certain periods for the Field Services and Industrial Services segments.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Notes to the Financial Statements

Note 5 – Goodwill and Other Intangible Assets, page 11

11. You assessed the performance of your Oil and Gas Field Services reporting unit due to its lower than anticipated financial results and concluded the fair value of the reporting unit more likely than not exceeds the carrying value. Please expand your disclosures to address what events and circumstances you considered in reaching this conclusion. Refer to ASC 350-20-35-3A through 35-3G.

Form 8-K Filed November 7, 2012

12. Given that the EBITDA and EBITDA margin amounts you present in your Form 8-K are not computed as is commonly defined and that the EBITDA amounts appear to be the same as the Adjusted EBITDA amounts you reported in your Form 10-Q for the period ended September 30, 2012, please revise the descriptions of these amounts to Adjusted EBITDA and Adjusted EBITDA margin.

13. You present non-GAAP forward-looking information, including EBITDA and EBITDA margin. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

14. Please clearly show how EBITDA margin is determined. Please also present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief